Exhibit 6

PRIVATE & CONFIDENTIAL

September 10, 2015

Board of Directors

Learning Tree International, Inc.

1831 Michael Faraday Drive

Reston, VA 20190

Re: Mill Road Capital Indication of Interest to Take Learning Tree Private at $1.80 Per Share

Members of the Board of Directors:

The private equity funds advised by Mill Road Capital Management, LLC (“Mill Road”) have been a shareholder of Learning Tree International, Inc. (“Learning Tree” or the “Company”) since 2009. Since then, we have given several indications of interest regarding leading a going private transaction and continue to believe that a sale of the Company is in the best interest of shareholders, particularly in light of the delisting of the Company’s shares from the NASDAQ Global Market.

We have committed substantial time and effort to understanding Learning Tree, both as a public shareholder and as a participant in the transaction process organized by the Board of Directors in the summer of 2011. We continue to have a serious interest in consummating a going private transaction, the key terms of which would be:

•	Purchase Price. A purchase price of $1.80 per share which represents a premium of 89.5% to the closing share price of $0.95 on September 9, 2015, the last trading day prior to this letter. This price is based on the assumption that we would be able to negotiate other terms and conditions and related definitive documents of such an acquisition that would be acceptable to us, including securing support for the transaction from key stakeholders of the Company.

•	Financing. Any potential transaction would not be contingent on external financing. Mill Road Capital II, L.P. which currently holds the Company’s shares has approximately $420 million of committed capital.

•	Timing. We are prepared to work with you to execute a successful transaction in an expeditious manner. Due to our significant transaction experience, specifically with structures of this type, we are confident in our ability to execute any transaction expeditiously with minimal disruption to the operations of the business.

382 Greenwich Avenue, Suite One ● Greenwich, CT 06830 ● (203) 987-3500

•	Participation. We are open to the possibility that certain significant shareholders (if any, and to be mutually determined) could participate in a transaction such that they would remain as shareholders in a private company. In each of our five completed going-private transactions, certain shareholders (including management members) “rolled” shares into the private company.

This indication of interest is non-binding. Any binding obligations will be created only by execution and delivery of definitive documents.

Additionally, we would like to acknowledge the amended and supplemented Item 4 provided in the amended 13D filing made by Dr. David C. Collins on May 19, 2015. We acknowledge the Board’s request that Dr. Collins consider purchasing all the remaining shares of stock of the Company. If Dr. Collins does not support our proposed transaction and elects to purchase all remaining shares, Mill Road could support such a transaction as long as this purchase provides full and fair consideration for the selling shareholders.

We look forward to hearing from you. You may reach me at (203) 987-3505.

Sincerely,

Mill Road Capital Management, LLC

By:	/s/ Justin C. Jacobs
Name:	Justin C. Jacobs
Title:	Management Committee Director